UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

CBIZ, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
124805102
(CUSIP Number)
Rick L. Burdick
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Ave, N.W.
Washington, D.C. 20036
(202) 887-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 19, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	124805102

1	NAMES OF REPORTING PERSONS: Westbury (Bermuda) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		15,433,338

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,433,338

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,433,338

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Based on 61,651,148 shares of common stock outstanding as of October 31, 2009, as reported by Issuer in its Form 10-Q filed on November 9, 2009.

CUSIP No.	124805102

1	NAMES OF REPORTING PERSONS: Westbury Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		15,433,338 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,433,338 (2)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,433,338

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Working capital of Westbury (Bermuda) Ltd.
(2) Securities are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.
(3) Based on 61,651,148 shares of common stock outstanding as of October 31, 2009, as reported by Issuer in its Form 10-Q filed on November 9, 2009.

CUSIP No.	124805102

1	NAMES OF REPORTING PERSONS: Michael G. DeGroote I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		-0- (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- (2)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0- (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Working capital of Westbury (Bermuda) Ltd.
(2) Mr. DeGroote ceased to be a 5% beneficial owner as of December 19, 2002, the day that Westbury Trust was formed, and currently does not beneficially own any shares of Common Stock of the Issuer. Westbury Trust holds 100% of the stock of Westbury (Bermuda) Ltd.

Amendment No. 3 to Schedule 13D
This Amendment No. 3 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on November 4, 1996 by Michael G. DeGroote and MGD Holdings Ltd., a Bermuda corporation, as amended by Amendment No. 1 filed with the SEC on June 4, 1997 by Michael G. DeGroote and Westbury (Bermuda) Ltd., a Bermuda limited corporation (“Westbury”) (as successor-in-interest to MGD Holdings Ltd.), and Amendment No. 2 filed with the SEC on May 15, 1998 by Michael G. DeGroote and Westbury, relating to the common stock, par value $0.01 per share (the “Common Stock”), of CBIZ, Inc., a Delaware corporation (the “Issuer”).
On December 19, 2002, upon the formation of Westbury Trust, a Bermuda trust which owns 100% of the stock of Westbury, Michael G. DeGroote ceased to be a member of the reporting group. As of December 19, 2002, Westbury Trust replaced Mr. DeGroote as a reporting person. As a result, Mr. DeGroote will not be included on future Schedule 13D filings of Westbury or Westbury Trust (Westbury, Westbury Trust and Mr. DeGroote are referred to herein as the “Reporting Persons”).
Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
This Amendment No. 3 relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 6050 Oak Tree Boulevard, South, Suite 500, Cleveland, Ohio 44131.
Item 2. Identity and Background
Westbury is a Bermuda limited corporation and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda. The principal business of Westbury is investment in securities. Current information concerning the identity and background of the directors and officers of Westbury is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Westbury Trust is a Bermuda trust and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda. Westbury Trust is the sole stockholder of Westbury and the principal business of Westbury Trust is the direction of the corporate activities of Westbury. Current information concerning the identity and background of the trustees of Westbury Trust is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Michael G.DeGroote is a Canadian citizen residing in Bermuda. Mr. DeGroote’s principal business address is Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda.
During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The source of the funds used by Westbury to purchase shares of Common Stock since the filing of Amendment No. 2 to this Schedule 13D is working capital of Westbury. No shares of Common Stock were acquired during the past 60 days.

Item 4. Purpose of Transaction
The Reporting Persons acquire the Common Stock as an investment.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 are incorporated herein by reference. Such information is based on 61,651,148 shares of common stock outstanding as of October 31, 2009, as reported by Issuer in its Form 10-Q filed on November 9, 2009.
(c) No shares of Common Stock were purchased during the past 60 days.
(d) None.
(e) Michael G. DeGroote ceased to be the beneficial owner of more than five percent of Common Stock on December 19, 2002, upon the formation of Westbury Trust. Westbury Trust holds 100% of the stock of Westbury (Bermuda) Ltd. and is an indirect beneficial owner of the securities reported herein.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
None.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1: Joint Filing Agreement of the Reporting Persons

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2010	WESTBURY (BERMUDA) LTD.
/s/ Jim Watt
	Name:	Jim Watt
	Title:	President

Date: February 5, 2010	WESTBURY TRUST
/s/ Jim Watt
	Name:	Jim Watt
	Title:	Trustee

Date: February 9, 2010	MICHAEL G. DEGROOTE
/s/ Michael G. DeGroote

ANNEX A
Directors and Officers of Westbury

Name and Citizenship	Principal Occupation	Business Address
James Watt President and Director (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda

Iris Robinson Vice President and Director (Bermuda)	Vice President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda

Curtis Begg Director (Bermuda)	Managing Director of Barrington Investments Limited	15 Queen Street Hamilton, HM 11 Bermuda

Patricia Rodrigues Secretary (Bermuda)	Executive Secretary of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda
Trustees of Westbury Trust

Name and Citizenship	Principal Occupation	Business Address
Gary DeGroote (Canada)	President and Director of GWD Holdings, Ltd.	1455 Lakeshore Drive Suite 201 N Burlington, Ontrario Canada L7S 2J1

Rick Burdick (United States)	Attorney	1333 New Hampshire Avenue, NW Washington, DC 20036

James Watt (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda